July 3, 2024

Richard Bunch
Chief Executive Officer
TWFG, Inc.
1201 Lake Woodlands Drive, Suite 4020
The Woodlands, Texas 77380

       Re: TWFG, Inc.
           Registration Statement on Form S-1
           Filed June 24, 2024
           File No. 333-280439
Dear Richard Bunch:

       We have reviewed your registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed June 24, 2024
Management's Discussion and Analysis, page 101

1. We note your response to prior comment 3. With a view towards disclosure, please advise us of the approximate margins of Agency-in-a-Box compared to Corporate Branches. To the extent that relative profitability is a significant factor in making acquisitions or an underlying driver of any known trends or uncertainties, please revise to provide explanatory disclosure. See Item 303(b)(2)(ii) of Regulation S-K.
2. We note your response to prior comment 2. Where you identify multiple factors partially offsetting the increase in your TWFG MGA offering on page 111, please quantify the change attributed to each factor. Please refer to Item 303 of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 July 3, 2024
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact John Spitz at 202-551-3484 or Marc Thomas at 202-551-3452 if you have questions regarding comments on the financial statements and related matters. Please contact
Madeleine Joy Mateo at 202-551-3465 or James Lopez at 202-551-3536 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:   Rob Shearer, Esq.